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RECEIVED
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DEC 2 0 2005
SECTION
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192



SECI 05044910 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 12428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING October 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID SHERMAN & COMPANY

OFFICIAL USE ONLY
36-2548981
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Skokie Blvd - Suite 500
(No. and Street)

Northbrook,	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart L. Pinkert (847) 509-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C. IL License #060-003509
(Name – *if individual, state last, first, middle name*)

333 Skokie Blvd - Suite 112	Northbrook,	Illinois	60062-1624
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart L. Pinkert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID SHERMAN & COMPANY, as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


OFFICIAL SEAL
FRANK B CHAUNER
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. MAR. 18,2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

DAVID SHERMAN & COMPANY

FOR THE YEAR ENDED OCTOBER 31, 2005

CONTENTS

SUPPLEMENTARY INFORMATION


BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bernsteinandbrown.com

333 Skokie Blvd., Suite 112
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
Northbrook, Illinois 60062

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of **DAVID SHERMAN & COMPANY**, an S corporation, as of October 31, 2005, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of **DAVID SHERMAN & COMPANY**, at October 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In connection with our examination of the financial statements of **DAVID SHERMAN & COMPANY**, for the year ended October 31, 2005, we have also examined the accompanying statements and schedules:

Statement of Changes in Shareholder's Equity
Computation of Net Capital
Reconciliation Pursuant to Rule 17a-5 (d)(4)
Computation of Aggregated Indebtedness

The supplementary information, although not considered necessary for generally accepted accounting principles, however, in our opinion, such schedules present fairly the information required to be set forth therein, in conformity with the rules of the Securities and Exchange Commission.

Bernstein & Brown, P.C.

November 9, 2005



BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Financial Condition
October 31, 2005

ASSETS

CURRENT ASSETS		
Cash in bank	$449,861	
Commissions receivable	18,509	
Total Current Assets		$468,370
PROPERTY AND EQUIPMENT		
Furniture and fixtures	$20,712	
Less: Accumulated depreciation	20,712	
Total Property and Equipment		0
OTHER ASSETS		
Security deposit		25,000
Total Assets		$493,370

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Current Liabilities		
Brokers clearance fees		$3,399
State income taxes payable		2,881
Total Current Liabilities		$6,280
SHAREHOLDER'S EQUITY		
Capital stock		
8,000,000 shares common stock authorized;		
$.03 par value; 250,000 shares issued and outstanding	$7,500	
Paid-in capital	109,558	
Retained earnings, per accompanying statement	370,032	
Total Shareholder's Equity		487,090
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$493,370

The accompanying notes are an integral part of this statement.

DAVID SHERMAN & COMPANY

Statement of Income and Retained Earnings
For the Year Ended October 31, 2005

REVENUE	
Commissions	$542,652
Administration fees	127,969
Consulting	55,675
Interest	14,287
Total Revenue	$740,583
EXPENSES	
Broker system charges	$600
Clearance fees	47,524
Commissions	6,940
Employee compensation and related benefits	401,505
Occupancy and equipment	11,940
Other operating expenses	36,088
Profit sharing contribution	46,000
Total Expenses	$550,597
INCOME BEFORE INCOME TAXES	$189,986
INCOME TAXES	
State income taxes	2,896
NET INCOME TO RETAINED EARNINGS	$187,090
RETAINED EARNINGS NOVEMBER 1, 2004	280,010
LESS: DISTRIBUTION TO SHAREHOLDER	97,068
RETAINED EARNINGS OCTOBER 31, 2005	$370,032

The accompanying notes are an integral part of this statement.


BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Cash Flows
For the Year Ended October 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$187,090
Changes in assets and liabilities	
Commissions receivable	1,127
Broker fees	(485)
State income taxes payable	2,302
NET CASH FLOWS FROM OPERATING ACTIVITIES	$190,034
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to shareholder	($97,068)
NET CASH FLOWS FROM FINANCING ACTIVITIES	($97,068)
NET INCREASE IN CASH	$92,966
CASH AT BEGINNING OF YEAR	356,895
CASH AT END OF YEAR	$449,861
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
INTEREST PAID IN CASH	$0
INCOME TAXES PAID IN CASH	$593

The accompanying notes are an integral part of this statement.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2005

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business - DAVID SHERMAN & COMPANY is a registered security broker dealer.

Method of Accounting - The company utilizes the accrual method of accounting for all financial purposes.

Cash Balances in Excess of Insurance Limit - The company recognizes that cash and cash accounts with maturity dates of 90 days or less as cash equivalents in financial statements. Cash includes all cash balances deposited with local financial institutions. At times such deposits may be in excess of the governmental insurance limit.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of the trade.

Property and Equipment - The property and equipment is stated at cost. Depreciation is computed over the useful life of the assets utilizing the straight-line method for book and financial statement purposes. For income tax purposes, the company utilized straight line and accelerated depreciation methods.

Retirement Plan - The company has a defined contribution profit sharing plan covering eligible employees.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE B: **INCOME TAXES** - The company has been approved by the Internal Revenue Service as an S Corporation for income tax purposes. As such, all profits and losses flow directly to the shareholder of the company. S Corporations are subject to state income taxes.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2005

NOTE C: **RETIREMENT PLAN** - The company has a defined contribution profit sharing plan covering eligible employees. Plan contributions are provided at the discretion of management. The contribution to the plan for the year ended October 31, 2005 aggregated $46,000.

NOTE D: **NET CAPITAL REQUIREMENTS** - The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the company is required to maintain a "net capital" equivalent to $5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at October 31, 2005 the company had net capital and net capital requirements of approximately $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

NOTE E: **COMMITMENTS** - The company has entered into a sublease for office premises that aggregates an estimated monthly base rental of twenty (20) percent of the total rent payable pursuant to the lease to April 30, 2004 plus annual rental adjustments. The sublease expires on April 30, 2009.

Future estimated minimum rental payments are as follows:

Fiscal Year Ended October 31,:

2006	$	13,167
2007	$	13,433
2008	$	13,699
2009 and thereafter	$	6,916

NOTE F: **CUSTOMER POSSESSION AND CONTROL** – The company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

SUPPLEMENTARY INFORMATION

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Changes in Shareholder's Equity
For the Year Ended October 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance - November 1, 2004	$7,500	$109,558	$280,010	$397,068
Net Income (Schedule)			187,090	187,090
Distribution to shareholder			(97,068)	(97,068)
Balance - October 31, 2005	$7,500	$109,558	$370,032	$487,090

See Accountant's Report


BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Computation of Net Capital
For the Year Ended October 31, 2005

Total shareholder's equity from statement of financial condition	$487,090
Net Capital	$487,090
Minimum net capital requirements (6 2/3% X $ 6,280)	$419
Minimum dollar net capital requirement	$5,000
Minimum requirement	$5,000
Excess net capital	$482,090
Excess net capital at 1000%	$486,462
Total aggregated indebtedness	$6,280
Net capital	$487,090
Percentage of aggregate indebtedness to net capital	1.30%

See Accountant's Report


BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Reconciliation Pursuant to Rule 17a-5 (d)(4)
For the Year Ended October 31, 2005

Net capital, as previously reported	$487,090
Aggregated indebtedness, as previously reported	$6,280
Aggregated indebtedness, as reported herein	$6,280

See Accountant's Report

DAVID SHERMAN & COMPANY

Computation of Aggregated Indebtedness
For the Year Ended October 31, 2005

Total allowable liabilities from statement of financial condition	$6,280
Deduct: Special reserve bank account deposit [15c3-1 (c)(1)(vii)]	0
Total Aggregated Indebtedness	$6,280

See Accountant's Report

 **BERNSTEIN & BROWN, P.C.**
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bernsteinandbrown.com

333 Skokie Blvd., Suite 112
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
500 Skokie Boulevard
Suite 525
Northbrook, Illinois 60062

We have examined the financial statements of **DAVID SHERMAN & COMPANY**, an Illinois corporation, for the year ended October 31, 2005 and have issued our report thereon dated November 9, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the Company:

a) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

b) in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13;.

c) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control. Our study and evaluation was more limited that would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of **DAVID SHERMAN & COMPANY**, is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has to be disregarded in determining weaknesses to be reported.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes set forth in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of **DAVID SHERMAN & COMPANY**, taken as a whole. However, our study and evaluation discloses no condition that we believed to be a material weakness.

Bernstein & Brown, P.C.

November 9, 2005